SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                         Commission File Number 0-16156

                            Homefree Investors L.P.
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             (Exact name of registrant as specified in its charter)

     1400 S. Colorado Boulevard, Suite 410, Denver, CO 80222 (303) 757-3002
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Assignee Limited Partnership Interest
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]     Rule 12h-3(b)(1)(ii) [ ]
           Rule 12g-4(a)(1)(ii) [ ]     Rule 12h-3(b)(2)(i)  [ ]
           Rule 12g-4(a)(2)(i)  [ ]     Rule 12h-3(b)(2)(ii) [ ]
           Rule 12g-4(a)(2)(ii) [ ]     Rule 15d-6           [ ]
           Rule 12h-3(b)(1)(i)  [X]

      Approximate number of holders of record as of the certificate or notice
 date:    Seven

      Pursuant to the requirements of the Securities Exchange Act of 1934, Homefree Investors L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                       Homefree Investors L.P.
                                       BY:  Homefree General Partners,
                                            General Partner
                                       BY:  Homefree Village Resorts, Inc.
                                            General Partner

      DATE:    March 28, 1997          BY:     /s/ Craig M. Bollman, Jr.

                                               Craig M. Bollman, Jr.
                                               Chairman and President

      Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.